SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of June, 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of June, 2004.

List of Exhibits:

1.	Press release regarding Changes to the Board of BioProgress.

Exhibit 1.

BioProgress PLC

28 May 2004

28 May 2004

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Board Change

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces that Malcolm Brown, Technical Director, is to resign from the Board with immediate effect, although he will be retained by the Company as a Consultant.

Malcolm Brown became Technical Director in May 2003 following reincorporation, having previously served since 1998 as a Director and Chief Technical Officer of BioProgress Technology International, Inc., of which he was a founder.

Graham Hind, Chief Executive Officer of BioProgress plc, said: ‘During the past year Malcolm has made an invaluable contribution to ensuring that he leaves a strong technical team in place and the Board would like to extend its thanks to Malcolm for his assistance and technical expertise over the last few years.

‘Most of our technologies have now either been licensed to major international pharmaceutical companies or are the subject of advanced discussions. All of our previously announced agreements are progressing well, and Malcolm feels it is now an appropriate time for him to take on fresh challenges. We are however grateful that we will continue to benefit from his advice as a consultant to BioProgress.’

- Ends -

For further information:
BioProgress plc
Graham Hind, Chief Executive	Tel: +44 (0) 1354 655 674
grahamhind@bioprogress.com

www.bioprogress.com

Media enquiries:
Bankside
Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7444 4140
henry.ht@bankside.com

www.bankside.com

Notes to editors:

BioProgress listed on AIM in May 2003 and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s patent portfolio comprises over sixty patents within sixteen patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: June 4, 2004	Elizabeth Edwards
Chief Financial Officer